EXHIBIT 99.1

Galapagos creates new warrant plan

Mechelen, Belgium; 19 April 2018, 22.01 CET; regulated information -- Galapagos NV (Euronext & NASDAQ: GLPG) announced today that its board of directors created 1,585,000 warrants under new warrant plans for the benefit of employees, future employees, directors and a consultant of the company and its subsidiaries.

On 19 April 2018, the board of directors of Galapagos approved the "Warrant Plan 2018", a warrant plan intended mainly for certain (future) employees of the company and its subsidiaries, and also for directors and an independent consultant of the company, and the "Warrant Plan 2018 RMV," a warrant plan intended for certain employees of its French subsidiary, Galapagos SASU, within the framework of the authorized capital. Under these warrant plans, 1,585,000 warrants were created, subject to acceptances, and offered to the beneficiaries of the plans.

The offer of warrants to directors remains subject to approval of the annual shareholders' meeting to be held on 24 April 2018.

The warrants have an exercise term of eight years as of the date of the offer and have an exercise price of €79.88  (the average closing price of the share on Euronext Amsterdam and Brussels during the thirty days preceding the date of the offer). The warrants are not transferable and can in principle not be exercised prior to 1 January 2022. Each warrant gives the right to subscribe to one new Galapagos share. Should the warrants be exercised, Galapagos will apply for the listing of the resulting new shares on a regulated stock market. The warrants as such will not be listed on any stock market.

Galapagos' total share capital currently amounts to €277,122,928.92; the total number of securities conferring voting rights is 51,234,962, which is also the total number of voting rights (the "denominator"), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights (warrants) to subscribe to not yet issued securities conferring voting rights is 3,660,623, which equals the total number of voting rights that may result from the exercise of these warrants, and excludes the 1,585,000 warrants of Warrant Plan 2018 and Warrant Plan 2018 RMV, which were created subject to acceptance. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 600 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the United States and Croatia. More information at www.glpg.com.

Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Paul van der Horst
Director IR & Business Development
+31 71 750 6707
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Forward-looking statements
This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.